SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3 to
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
Viatel Holding (Bermuda) Limited

(Name of the Issuer)
Viatel Holding (Bermuda) Limited
VTL, Inc.
Inbucon House
Wick Road
Egham, Surrey TW20 0HR
United Kingdom

(Name of Persons Filing Statement)
Common Stock

(Title of Class of Securities)
G93447103

(CUSIP Number of Class of Securities)

Andrew Court Chief Financial Officer Viatel Holding (Bermuda) Limited Inbucon House Wick Road Egham, Surrey TW20 0HR United Kingdom (011) (44) 1784-494-200	John F.F. Watkins David A. Boillot Reitler Brown & Rosenblatt LLC 800 Third Avenue, 21st Floor New York, New York 10022 212-209-3050

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communication on
Behalf of Person(s) Filing Statement)
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement Notice subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:. ☐

Transaction valuation*	Amount of filing fee*
$50,000	$1.54
*	Calculated solely for purposes of determining the filing fee, pursuant to Rule 0-11(a)(4). The transaction value is calculated based on $0.44 per share to be paid for an estimated 113,636 pre-share consolidation shares in lieu of the fractional shares expected to be created by the Rule 13e-3 transaction. The filing fee is $30.70 per million dollars of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

This Amendment No. 3 (“Amendment No. 3”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 amends the Rule 13e-3 Transaction Statement (the “Statement”) previously filed by each of Viatel Holding (Bermuda) Limited (referred to herein as “Company” or “subject company” or “filing person”) and VTL, Inc. (referred to herein as “VTL” or “filing person”) with the Securities and Exchange Commission (the “Commission”) on December 19, 2007, and amended on January 11, 2008 and January 31, 2008. This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Statement to report the results of the transactions described below.
At the Special General Meeting of the Company’s shareholders held on February 20, 2008, 2,653,857 of the Company’s common shares, par value $0.01 per share (“Common Shares”) were present in person or by proxy. The requisite majority of Common Shares represented at the meeting voted to approve each of three resolutions submitted for shareholder approval, including: (i) a resolution authorizing a 1-for-300 consolidation of the Company’s Common Shares into new Common Shares par value of $3.00 per share (the “Share Consolidation”), and the payment of cash by the Company’s wholly-owned subsidiary VTL, Inc. to the Company’s shareholders for fractional share entitlements arising under the Share Consolidation based on a value of $0.44 per Common Share before the Share Consolidation, (ii) a resolution authorizing implementation of certain transfer restrictions in respect of the Company’s Common Shares to enable the Company to restrict the number of holders of its Common Shares, so as not to give rise to any reporting obligations under Section 12(g) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (iii) a resolution to amend the Company’s Bye-laws to permit electronic delivery of certain documents and information by the Company to its shareholders. The Share Consolidation became effective at the close of business on February 20, 2008. The Company has filed, or expects to file simultaneously herewith, a Form 15 with the Commission in order to terminate its status as a reporting company under the Exchange Act because, as a result of the Share Consolidation, it has fewer than 300 holders of record (as determined in accordance with Rule 12g5-1 promulgated under the Exchange Act).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

VIATEL HOLDING (BERMUDA) LIMITED
By:	/s/ Andrew Court
Andrew Court
Chief Financial Officer

VTL, INC.
By:	/s/ Lucy Woods
Lucy Woods
Chief Executive Officer

Dated: February 21, 2008